UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

FAT BRANDS INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 30258N105

Class B Common Stock: 30258N600

(CUSIP Number)

Fog Cutter Holdings, LLC

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

(310) 319-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 2 of 4 pages

1.	Names of reporting person Fog Cutter Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power Class A Common Stock – 7,015,249 Class B Common Stock – 707,534
	8.	Shared voting power Class A Common Stock – 0 Class B Common Stock – 0
	9.	Sole dispositive power Class A Common Stock – 7,015,249 Class B Common Stock – 707,534
	10.	Shared dispositive power Class A Common Stock – 0 Class B Common Stock – 0

11.	Aggregate amount beneficially owned by each reporting person Class A Common Stock – 7,015,249 Class B Common Stock – 707,534
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Class A Common Stock – 44.6% (1) Class B Common Stock – 55.7% (1)
14.	Type of reporting person PN

(1)	Represents the percentage held of the applicable class of securities. Under the Issuer’s Certificate of Incorporation, each share of Class A Common Stock is entitled to one vote per share, and each share of Class B Common Stock is entitled to 2,000 votes per share, on all matters submitted to a vote or for the consent of the stockholders of the Issuer.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 3 of 4 pages

This Amendment No. 4 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on January 5, 2021, as amended on March 5, 2021, December 20, 2022 and February 24, 2023 (as so amended, the “Schedule 13D”), as specifically set forth herein. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, “Common Stock”), of FAT Brands Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (c) Fog Cutter Holdings, LLC purchased (i) 1,000 additional shares of Class B Common Stock in the open market at $4.6705 per share on August 15, 2024, and (ii) 1,000 additional shares of Class A Common Stock in the open market at a weighted average price of $7.234 per share on August 30, 2023. On June 27, 2023, a warrant held by Fog Cutter Holdings, LLC to purchase 19,148 shares of Class A Common Stock expired unexercised.

As of September 26, 2024, Fog Cutter Holdings, LLC beneficially owned: (i) 7,015,249 shares of Class A Common Stock, which is approximately 44.6% of the outstanding shares of Class A Common Stock; and (ii) 707,534 shares of Class B Common Stock, comprising approximately 55.7% of the outstanding shares of Class B Common Stock. Such percentages are based upon 15,742,715 shares of Class A Common Stock and 1,270,805 shares of Class B Common Stock of the Issuer outstanding as of July 29, 2024, as reported by the Issuer.

(d) and (e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

In February 2021, Fog Cutter Holdings, LLC pledged 1,000,000 shares of Class A Common Stock in connection with a real estate loan provided by Axos Bank.

Class A CUSIP No. 30258N105 Class B CUSIP No. 30258N600	Schedule 13D	Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024	FOG CUTTER HOLDINGS, LLC

	By:	Andrew A. Wiederhorn
	Its:	Authorized Signatory

/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn